Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                    Name and Address of Reporting Issuer

MAG Silver Corp. (“MAG Silver” or the “Company”)
#770 – 800 West Pender Street
Vancouver, BC  V6C 2V6

Item 2.                    Date of Material Change

April 23, 2015

Item 3.                    News Release

A news release announcing the material change was disseminated on April 23, 2015 and a copy was subsequently filed on SEDAR.

Item 4.                    Summary of Material Changes

On April 23, 2015, MAG Silver (TSX: MAG; NYSE MKT: MVG) reported new exploration results from the Valdecañas Vein on the Minera Juanicipio S.A. de C.V. Joint Venture property. Four new exploration step-out holes were drilled between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property.  This new zone appears to be the extension of the southwest dipping Valdecañas Vein system and it remains open to depth along the entire strike length within the Joint Venture boundary. The Company is pleased to see such a dramatic widening in tandem with strong grades in the Valdecañas Vein at these depths.

Item 5.                    Full Description of Material Change

5.1 – Full Description of Material Change

On April 23, 2015, MAG Silver reported new exploration results from the Valdecañas Vein on the Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) Joint Venture property (owned 44% by MAG and 56%  by Fresnillo plc). Four new exploration step-out holes were drilled on 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property (see table below).  This new zone appears to be the extension of the southwest dipping Valdecañas Vein system and it remains open to depth along the entire strike length within the Joint Venture boundary.

These intercepts widen progressively up to 32.09 metres (true widths) towards the east in the central portion of the property, significantly extending the widening Deep Zone to depth. The intercepts also show significant amounts of calc-silicate (skarn) alteration in and around the veins and the first significant copper values for the entire area; both indications of higher temperature mineralization conditions.  The high silver and gold in Holes P2 and P3 coincide with zones of overprinted quartz veins that cut across earlier base-metal rich calc-silicate vein stages, indicating superimposition of an additional precious-metals rich vein stage.

The results reported below are part of ongoing exploration being carried out by Minera Juanicipio, with these four holes being exploration step-outs beneath the previous deepest drilling on the property.  In addition to the exploration drilling, ramp advancement and associated surface and underground mining infrastructure continue to be progressed on the Juanicipio property.

Table: Assay Results – Exploration Step Out Holes P1-P4(1)

Hole-ID Valdecañas Vein West (“W”) East (“E”)	From	To	Interval (m) (3)	(2) True Width (m) (3)	Gold (g/t) (3)	Silver (g/t) (3)	Silver (opt)(3)	Lead (%)	Zinc (%)	Copper (%)	Capping(4)
P1 (W)	941.80	955.30	13.50	11.69	1.45	103	3.0	2.24	4.31	0.18
Incl	941.80	949.20	7.40	6.41	1.96	169	4.9	3.60	7.03	0.26
Incl	943.00	947.20	4.20	3.64	3.12	213	6.2	3.25	8.19	0.32
P2 (W)	981.50	1010.15	28.65	22.06	2.98	195	5.7	5.36	6.64	0.45
Incl	984.55	986.20	1.65	1.27	0.61	267	7.8	11.75	13.67	0.21
Incl	992.65	994.90	2.25	1.73	11.40	97	2.8	2.25	4.87	0.25
Incl	995.95	1008.95	13.00	10.01	3.85	308	9.0	8.67	8.39	0.73
Incl	999.95	1002.95	3.00	2.31	0.48	466	13.6	4.58	10.02	1.70
Incl	1006.95	1008.95	2.00	1.54	14.55	403	11.8	16.33	16.50	0.22
Incl	1006.95	1007.95	1.00	0.77	16.00	564	16.5	20.00	14.20	0.20
or	1006.95	1007.95	1.00	0.77	84.70	564	16.5	20.00	14.20	0.20	Uncapped
P3-2 (E)	761.50	764.25	2.75	2.12	1.13	467	13.6	2.39	6.38	0.04
and (W)	940.20	974.55	34.35	26.45	2.65	405	11.8	3.22	4.09	0.37
Incl	948.25	950.25	2.00	1.54	9.45	172	5.0	7.78	6.78	0.30
incl	959.55	972.80	13.25	10.20	4.94	919	26.8	5.25	4.87	0.62
incl	963.55	964.55	1.00	0.77	16.00	770	22.5	7.98	18.35	0.62
or	963.55	964.55	1.00	0.77	161.50	770	22.5	7.98	18.35	0.62	Uncapped
incl	969.20	972.80	3.60	2.77	8.26	2,804	81.8	4.99	2.66	1.04
or	969.20	972.80	3.60	2.77	8.26	8,751	255.2	4.99	2.66	1.04	Uncapped
incl	969.80	970.80	1.00	0.77	11.50	6,000	175.0	8.28	2.90	2.18
or	969.80	970.80	1.00	0.77	11.50	27,411	799.5	8.28	2.90	2.18	Uncapped
P4 (W)	1006.00	1051.20	45.20	32.09	0.80	137	4.0	1.50	6.50	0.82
incl	1006.00	1023.25	17.25	12.25	1.50	118	3.4	2.77	14.52	0.44
incl	1007.55	1017.30	9.75	6.92	2.29	127	3.7	3.79	18.78	0.33
incl	1010.55	1014.25	3.70	2.63	0.42	128	3.7	5.10	25.24	0.27
incl	1015.25	1017.30	2.05	1.46	9.43	201	5.9	2.69	16.87	0.78
incl	1039.35	1050.20	10.85	7.70	0.17	326	9.5	1.79	3.86	2.36
incl	1039.35	1042.35	3.00	2.13	0.11	672	19.6	5.65	6.78	4.18
(1)  See cross section (Figure 1) and longitudinal sections (Figures 2 & 3) at www.magsilver.com.
(2)  True widths were estimated/measured from cross sections.
(3)  Legend: metres (“m”); grams per tonne (“g/t”); ounces per ton (“opt”).
(4)  Unless otherwise indicated as uncapped, all silver assays over 6,000 g/t were capped at 6,000 g/t and all gold assays over 16 g/t were capped at 16 g/t, consistent with the capping used for the existing Indicated and Inferred Resources (see press release dated May 27, 2014).

5.2 – Disclosure of Restructuring Transactions

Not applicable.

Item 6.                   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

Not Applicable.

Item 8.                   Executive Officer

For further information, please contact Michael Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9.                   Date of Report

This material change report is dated April 23, 2015.